GRAUBARD MILLER
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174

FACSIMILE:	DIRECT DIAL:
(212) 818-8881	(212) 818-8638
January 26, 2007
VIA EDGAR AND FEDERAL EXPRESS
Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ladenburg Thalmann Financial Services Inc. Registration Statement on Form S-3 Filed December 11, 2006 File No. 333-139244
Dear Ms. Long:
     On behalf of Ladenburg Thalmann Financial Services Inc. (the “Company”), we wish to advise the Staff that we have filed Amendment No. 2 to the above-captioned Registration Statement in order to reflect changes in the Selling Shareholder section as a result of a distribution of the securities being registered on behalf of BroadWall Capital LLC, one of the selling shareholders, to its members. If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,
/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Richard J. Lampen Diane Chillemi